UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

                 Nant Health, Inc.

(Name of Issuer)

                        Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

                              630104107

(CUSIP Number)

                           June 7, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ( “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78573M 104		13G	Page 2 of 11
1	NAME OF REPORTING PERSON Kuwait Investment Authority, acting for and on behalf of the Government of the State of Kuwait
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kuwait
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 17,857,144
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 17,857,144
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,857,144
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.8% (1)
12	TYPE OF REPORTING PERSON OO

(1) Based on a total of 120,732,690 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of June 7, 2016. This number is based on the figure provided in the prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), by the Issuer with the Securities and Exchange Commission (the “Commission”) dated as of June 1, 2016.

CUSIP No. 78573M 104		13G	Page 2 of 11
1	NAME OF REPORTING PERSON Kuwait Investment Office
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 17,857,144
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 17,857,144
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,857,144
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.8% (2)
12	TYPE OF REPORTING PERSON OO

(2) Based on a total of 120,732,690 shares of Common Stock (as defined below) of the Issuer (as defined below) outstanding as of June 7, 2016. This number is based on the figure provided in the prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), by the Issuer with the Securities and Exchange Commission (the “Commission”) dated as of June 1, 2016.

Item 1(a). Name of Issuer:

Nant Health, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

9920 Jefferson Blvd.

Culver City, California 90230

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed jointly by Kuwait Investment Authority (“KIA”) and Kuwait Investment Office (“KIO”) (each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an Agreement of Joint Filing incorporated by reference herein in accordance with Rule 13d-1(k)(1) under the Act.

KIA, acting for and on behalf of the Government of the State of Kuwait, is the sole shareholder of NHealth Holdings, Inc. (“NHealth”), which directly holds 7,142,859 shares of common stock of the Issuer. Because of KIA’s relationship to NHealth, KIA may be deemed to beneficially own such shares directly held by NHealth. KIO is the sole shareholder of KHealth Holdings, Inc. (“KHealth”), which directly holds 10,714,285 shares of common stock of the Issuer. Because of KIO’s relationship to KHealth, KIO may be deemed to beneficially own such shares directly held by KHealth. KIO is the London Office of the KIA, acting for and on behalf of the Government of the State of Kuwait.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

Kuwait Investment Authority

Ministries Complex, Block 3

Safat, Kuwait 13001

Kuwait Investment Office

15 Carter Lane

London, United Kingdom, EC4V 5EY

Item 2(c). Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d). Titles of Classes of Securities:

Common Stock, $0.0001 par value (“Common Stock”)

Item 2(e). CUSIP Number:

630104107

Item 3.                If this Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check
Whether the Person Filing is a(n):

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ Parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ Church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________

Item 4.               Ownership

(a)	Amount beneficially owned:

    See responses to Item 9 on each cover page.

(b)	Percent of class:

    See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See response to Item 2(a) above.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2016

Kuwait Investment Authority /s/ Osama Al Ayoub Osama Al Ayoub, President and CEO of the KIO

Kuwait Investment Office /s/ Osama Al Ayoub Osama Al Ayoub, President and CEO

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.

_______________